Filed pursuant to General Instruction II.L of Form F-10

File No. 333-258074

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated July 14, 2021 to which it relates, as amended or supplemented (the “Base Shelf Prospectus”), and each document incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement, and in the Base Shelf Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Draganfly Inc. at  2108 St. George Avenue, Saskatoon, Saskatchewan, S7M 0K7 (telephone 1-800-979-9794), and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED July 14, 2021

New Issue	January 31, 2023

DRAGANFLY INC.

Up to $15,000,000

Common Shares

This Prospectus Supplement, together with the accompanying Base Shelf Prospectus, of Draganfly Inc. (“Draganfly”, the “Company”, “we”, “us” or “our”) qualifies the distribution (the “Offering”) of common shares (“Offered Shares”) in the share capital of the Company having an aggregate offering amount of up to $15,000,000. Draganfly has entered into an equity distribution agreement dated January 31, 2023 (the “Distribution Agreement”) with Maxim Group, LLC (the “Agent”) pursuant to which the Company may distribute the Offered Shares in the United States only through the Agent, as agent for distribution of the Offered Shares or as principal. The Offering is being made in the United States under a registration statement on Form F-10 (File No. 333-258074) filed with and declared effective by the SEC under the U.S. Securities Act (the “U.S. Registration Statement”).

Upon delivery by us of a sales notice, if any, under the Distribution Agreement, the Agent may sell the Offered Shares under this Prospectus Supplement and the Base Shelf Prospectus (which qualified at-the-market distributions) in the United States only and such sales will be made in transactions that are deemed to be “at-the-market offerings” as defined in Rule 415(a)(4) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), including, without limitation and as applicable, sales made directly through the Nasdaq Capital Market (the “Nasdaq”) and any other existing trading market for the common shares of the Company (the “Common Shares”) in the United States. No Offered Shares will be sold under the Distribution Agreement on the Canadian Securities Exchange (the “CSE”) or on other trading markets in Canada. The Agent will make all sales using commercially reasonable efforts consistent with their normal sales and trading practices and on terms that are mutually agreed between the Agent and the Company. The Offered Shares will be distributed at the market prices prevailing at the time of the sale of such Offered Shares. As a result, prices at which the Offered Shares are sold may vary as between purchasers and during the period of distribution. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

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The outstanding Common Shares are listed on the CSE under the symbol “DPRO”, on the Nasdaq under the symbol “DPRO”, and on the Frankfurt Stock Exchange under the symbol “3U8A”. On January 30, 2023, the last trading day of the Common Shares on the CSE and Nasdaq before the date hereof, the closing price of the Common Shares was C$2.23 and US$1.67, respectively. An application has been made to list the Offered Shares on the CSE and notification has been or will be provided to Nasdaq. Listing of the Offered Shares will be subject to the Company fulfilling the respective listing requirements of each of the CSE and Nasdaq.

In connection with the sale of the Offered Shares on our behalf, the Agent will be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of the Agent will be deemed to be an underwriting commission or discount. We have agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act.

The Company will pay the Agent up to 3.0% of the gross proceeds from the sale of the Offered Shares pursuant to the Distribution Agreement. See “Plan of Distribution” and “Use of Proceeds” for how the net proceeds, if any, from sales under this Prospectus Supplement and the accompanying Base Shelf Prospectus will be used. The proceeds we receive from sales of the Offered Shares will depend on the number of Offered Shares actually sold, the offering price of such Offered Shares and the compensation paid to the Agent.

None of the Agent, any of its affiliates, or any person or company acting jointly or in concert with the Agent, has entered, or may enter, in connection with the Offering, into any transaction that is intended to stabilize or maintain the market price of the Common Shares or securities of the same class as the Common Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.

An investment in the Offered Shares involves a high degree of risk. Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

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The offering of Offered Shares hereunder is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2021 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

The Company is not making any offer of the Offered Shares in any jurisdiction where the offer is not permitted by law. The Offered Shares may only be sold in those jurisdictions where offers and sales are permitted. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction in which it is unlawful. Prospective investors should be aware that the acquisition or disposition of the Offered Shares described in this Prospectus Supplement may have tax consequences both in the United States and in Canada or elsewhere, depending on each particular existing or prospective investor’s specific circumstances.

Andrew Hill Card Jr., John M. Mitnick and Julie Myers Wood are members of the board of directors of the Company, all reside outside of Canada and have appointed DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, Canada V6C 2Z7, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Company’s head office is located at 2108 St. George Avenue, Saskatoon, Saskatchewan S7M 0K7, and its registered office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.

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Table of Contents

Prospectus Supplement

TABLE OF CONTENTS

Base Shelf Prospectus

GENERAL MATTERS

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information in the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Base Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of this Offering. This Prospectus Supplement may add, update or change information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference therein. Before investing, you should carefully read both this Prospectus Supplement and the accompanying Base Shelf Prospectus together with the additional information about the Company to which you are referred in the sections of this Prospectus Supplement and the Base Shelf Prospectus titled “Documents Incorporated by Reference”.

Purchasers of Offered Shares should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The Company has not authorized anyone to provide purchasers with different or additional information. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference, you should rely on this Prospectus Supplement. If anyone provides purchasers with different or additional information, purchasers should not rely on it. The Company is not making any offer of the Offered Shares in any jurisdiction where the offer not permitted by law. Purchasers should assume that the information contained in this Prospectus Supplement and the Base Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the Base Shelf Prospectus or of any sale of the Offered Shares. The  Company’s business, financial condition, results of operations and prospects may have changed since those dates.

The corporate website of the Company is www.draganfly.com. The information on the Company’s website is not intended to be included or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in the Offered Shares.

Market data and industry forecasts used throughout this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein were obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified.

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the U.S. Registration Statement.

This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Draganfly and the Offered Shares.

In this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, unless the context otherwise requires, references to “Draganfly” or the “Company” refer to Draganfly Inc.

EXCHANGE RATE INFORMATION

The consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS and are reported in Canadian dollars, and the audit of such financial statements are subject to Canadian auditing and auditor independence standards.

In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “$” and “US$” are to U.S. dollars, and references to “C$” are to Canadian dollars.

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The following table sets out, for the period indicated, certain exchange rates based upon the rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per C$1.00.

		Year ended December 31,
		2021		2020		2019
Low	US$	0.8306	US$	0.6869	US$	0.7353
High	US$	0.7727	US$	0.7863	US$	0.7699
Average	US$	0.7980	US$	0.6898	US$	0.7537

On January 30, 2023, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3356.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. Forward-looking statements in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

●	the use of the net proceeds from the Offering;
●	any decision not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company;
●	the intentions, plans and future actions of the Company;
●	statements relating to the business and future activities of the Company;
●	anticipated developments in operations of the Company;
●	market position, ability to compete and future financial or operating performance of the Company;
●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labour;
●	requirements for additional capital;
●	goals, strategies and future growth;
●	the adequacy of financial resources;
●	expectation that the Common Shares will continue to be listed on the CSE and the Nasdaq;
●	expectations regarding revenues, expenses and anticipated cash needs; and
●	the impact of the COVID-19 pandemic on the business and operations of the Company.

Forward-looking statements are not guarantees of future performance, actions or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein include or relate to the following:

●	the Company’s ability to implement its growth strategies;
●	the Company’s competitive advantages;
●	the development of new products and services;
●	the Company’s ability to obtain and maintain financing on acceptable terms;
●	the impact of competition;
●	changes in laws, rules and regulations;
●	the Company’s ability to maintain and renew required licences;

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●	the Company’s ability to maintain good business relationships with its customers, distributors, suppliers and other strategic partners;
●	the Company’s ability to protect intellectual property;
●	the Company’s ability to manage and integrate acquisitions;
●	the Company’s ability to retain key personnel; and
●	the absence of material adverse changes in the industry or Canadian or global economy, including as a result of the COVID-19 pandemic.

Although our management believes that the forward-looking statements herein or incorporated herein by reference are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent in our business, including the following risks:

●	risks related to the net proceeds to the Company from the Offering;
●	risks related to the Company’s discretion in the use of proceeds;
●	the Offered Shares offered hereby will be sold in “at-the-market offerings”, and investors who buy Common Shares at different times will likely pay different prices;
●	the market price of the Common Shares may be volatile after this Offering;
●	the Common Shares are to be sold on a commercially reasonable basis and it is possible that no amount is raised;
●	the Offering may be suspended or terminated in accordance with the Distribution Agreement after raising only a portion of the maximum amount, or none at all;
●	sales of substantial amounts of the Common Shares in the public market, or the perception that these sales may occur, could cause the market price of the Common Shares to decline;
●	the market price of the Common Shares may be volatile after this Offering;
●	we have a history of losses;
●	shareholder’s holdings maybe diluted if the Company issues additional Common Shares or other securities in the future;
●	we incur substantial research and development cost and may have reduced profitability as a result;
●	new business models could fail to produce any financial returns;
●	we are affected by operational risks;
●	we operate in evolving markets and we may have difficulty in evaluating future prospects;
●	risks related to competition in the industry;
●	our markets are prone to rapid technological change and there are risks relating to the evolving nature of the market for our products;
●	risks related to regulatory approvals and permitting requirements;
●	we may fail to obtain or maintain required regulatory approvals;
●	risks associated with acquisitions;
●	we are reliant on our key personnel;
●	risks related to uncertainty and adverse changes in the economy;
●	risks related to the COVID-19 pandemic and its impact on us;
●	risks associated with foreign operations in other countries;
●	our estimates of market opportunity and market and revenue growth may be inaccurate or we may fail to grow at our estimated rates;
●	tax risks associated with carrying on business in Canada;
●	we rely on critical components and raw materials to manufacture our products and if they become unavailable or scarce;
●	there could be delays in and manufacturing and delivery of our products;
●	risks inherent for technology-based businesses operated in outdoor conditions;
●	we may be subject to product liability claims;
●	risks related to shortfalls in available research and development funding;
●	risks related to shipping products outside of Canada and approvals required for exporting;
●	risks related to economic and political uncertainty;
●	risks related to consumer perception of our products;
●	risks associated with any failure by us to successfully promote and protect our product brands;
●	we could suffer security breaches and the other risks associated with data security and hacking;
●	our business could be adversely affected if its consumer protection and data privacy practices are breached;
●	we are reliant on business partners;
●	our business may suffer if we cannot continue to protect our intellectual property rights;
●	we may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products;
●	we may be subject to litigation from time-to-time;
●	risks related to conflicts of interest of our directors and officers;
●	risks related to the limited experience of the management team;
●	changes in laws, regulations, and guidelines relating to the Company’s business, including tax and accounting requirements;

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●	adverse impacts on the Company’s reported results of operations as a result of adopting new accounting standards or interpretations;
●	changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;
●	investors may lose their entire investment in the Offered Shares;
●	the price of the Common Shares may be subject to wide fluctuations;
●	investors will experience immediate and substantial dilution;
●	investors will experience dilution upon subsequent offerings;
●	an active trading market for the Common Shares may not be sustained;
●	the price of our Common Shares may fall or fail to be sustained;
●	we have discretion over the net proceeds from the Offering;
●	we may decrease or not continue paying dividends;
●	we, or our non-U.S. subsidiaries, may constitute CFCs for tax purposes;
●	we may be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes;
●	the enforcement by investors of civil liabilities under the United States federal or state securities laws against us and our directors and officers may be difficult;
●	the liquidity of the Common Shares may be limited;
●	investors may experience dilution resulting from future Common Share issuances by us, including as a result of the exercise of outstanding stock options or the settlement of our share units;
●	our ability to be in compliance with Nasdaq’s continued listing requirements;
●	we will incur increased costs and obligations operating as a public company in the United States;
●	there may be more limited public information available to U.S. shareholders given our current status as a foreign private issuer; and
●	the risk factors described under “Risk Factors” in this Prospectus Supplement, the Base Shelf Prospectus, the Annual MD&A (as defined herein), and the Form 20-F (as defined herein).

Additional material risks and uncertainties applicable to the forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately to be inaccurate or irrelevant. Many of these factors are beyond our control. All forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified in their entirety by these cautionary statements. The forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein are made as at the date hereof or thereof, as applicable, and we undertake no obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering. Other information has also been incorporated by reference in the Base Shelf Prospectus from documents filed with the securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 2108 St. George Avenue, Saskatoon, Saskatchewan, S7M 0K7 (telephone 1-800-979-9794), and are also available electronically on the Company’s issuer profile at www.sedar.com.

In addition to the continuous disclosure obligations of the Company under the securities laws of certain provinces of Canada, the Company is subject to certain of the information requirements of the U.S. Exchange Act, and in accordance therewith file reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies. A free copy of any public document filed by Draganfly with the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system is available from the SEC’s website at www.sec.gov.

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Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in any other document that is also incorporated by reference in this Prospectus Supplement, as of the date hereof, the following documents filed by the Company with securities commissions or similar authorities in certain provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1.	the unaudited interim condensed financial statements of the Company for the three and nine months ended September 30, 2022;

2.	the management’s discussion and analysis of financial condition and results of operations for the Company for the three and nine months ended September 30, 2022;

3.	the annual report on Form 20-F of the Company for the financial year ended December 31, 2021, dated April 4, 2022 (the “Form 20-F”);

4.	the audited consolidated financial statements of the Company for the years ended December 31, 2021 and December 31, 2020, together with the notes thereto and the auditor’s report thereon;

5.	management’s discussion and analysis of the financial condition and results of operations of the Company for the financial year ended December 31, 2021 (the “Annual MD&A”); and

6.	the management information circular of the Company dated May 9, 2022 with respect to the annual general meeting of shareholders of the Company held on June 23, 2022.

Any documents of the Company of the type referred to in the preceding paragraph, any other documents of the Company required to be incorporated by reference pursuant to applicable laws, including but not limited to, all documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions filed by the Company with a securities commission or similar regulatory authority in Canada on or after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Company after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into this Prospectus Supplement, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the  U.S. Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus Supplement or the Base Shelf Prospectus, except as so modified or superseded.

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You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus and on the other information included in the U.S. Registration Statement of which the Base Shelf Prospectus forms a part. The Company is not making an offer of Offered Shares in any jurisdiction where the offer is not permitted by law.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement is a part insofar as required by the SEC’s Form F-10:

●	the documents listed under “Documents Incorporated by Reference” in this Prospectus Supplement;

●	the Distribution Agreement described in this Prospectus Supplement;

●	the consent of Dale Matheson Carr-Hilton Labonte LLP, the Company’s independent auditor; and

●	powers of attorney of the Company’s directors and officers, as applicable.

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THE COMPANY

The Company was incorporated as Drone Acquisition Corp. under the Business Corporations Act (British Columbia) on June 1, 2018 for the purpose of reorganizing and recapitalizing the business of Draganfly Innovations Inc. Effective July 17, 2019, the Company amended its articles to remove various classes of authorized but unissued preferred shares and replace them with only one class of preferred shares (the “Preferred Shares”). Effective August 15, 2019, the Company changed its name to “Draganfly Inc.” On August 22, 2019, the Company amended its articles to re-designate its Class A Common Shares as Common Shares.

The Company’s head office is located at 2108 St. George Avenue, Saskatoon, Saskatchewan S7M 0K7. The Company’s telephone number is (800) 979-9794. The Company’s registered office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7. The Company’s registered agent in the United States is C T Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005 and its telephone number is (202) 572-3133.

DESCRIPTION OF THE BUSINESS

The Company is a manufacturer, contract engineering, and product development company within the unmanned aerial vehicle (UAV) and health space, serving the public safety, agriculture, industrial inspections, monitoring, spraying, and mapping and surveying markets. The Company provides sustainable, custom and “off-the-shelf” hardware, services, and solutions to companies and government agencies. The Company’s mission is to deliver products that provide vital information to its customers with the hopes of saving time, money and lives.

Products and Services

The Company can provide its customers with an entire suite of products and services that include: quadcopters, fixed wing aircrafts, ground based robots, handheld controllers, flight training, and software used for tracking, live streaming, and data collection. In addition, Draganfly has launched a health/telehealth platform. The initial focus of the platform is a COVID-19 screening set of technologies that remotely detects a number of key COVID-19 respiratory symptoms. The Company is also offering sanitary spraying services to indoor and outdoor public gathering spaces such as sport stadiums and fields to provide additional protection against the spread of contagious viruses such as COVID-19.

Recent Developments

On November 17, 2022, the Company announced DEF-C, a Ukrainian company involved in the civil and defense sectors, had selected the Company as an exclusive provider of drones and related services.

On January 17, 2023, the Company announced Lufthansa Industry Solutions, an IT service provider and a subsidiary of Lufthansa Group, has entered into a non-binding letter of intent with Draganfly to explore providing its drone solutions and vital intelligence technology for use into its existing infrastructure and customer solutions.

Nasdaq Minimum Bid Price Requirement

On July 29, 2022, the Company was notified by the Nasdaq that the closing price of the Common Shares for the 30 consecutive business day period from June 10, 2022 to July 25, 2022 did not meet the minimum bid price of US$1.00 per share required for continued listing on the Nasdaq (the “Minimum Bid Price Requirement”). The Nasdaq Minimum Bid Price notice had no immediate effect on the listing of the Common Shares at that time, and the Common Shares continued to trade on the Nasdaq under the symbol “DPRO”. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days (or until January 23, 2023) to regain compliance with the Minimum Bid Price Requirement, unless Nasdaq were to grant the Company, upon request, an additional 180 calendar days extension (the “Extension”) to meet such requirements (or until July 24, 2023). On January 6, 2023, the Company requested the Extension from Nasdaq and on January 24, 2023, the Extension was granted by Nasdaq based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the Minimum Bid Price Requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period. On January 30, 2023, the Company received confirmation from Nasdaq that it had regained compliance with the Minimum Bid Price Requirement, by having a closing bid price of US$1.00 for a minimum of ten (10) consecutive business days.

S-7

CONSOLIDATED CAPITALIZATION

Since September 30, 2022, the end of the most recent financial period of the Company for which financial statements have been filed, there have been no material changes in the loan capital of the Company and no material changes in the share capital of the Company on a consolidated basis other than as outlined under “Prior Sales.” For information on the exercise of stock options pursuant to the share compensation plan of the Company and other outstanding convertible securities, see the section titled “Prior Sales.”

S-8

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of the Offered Shares through the Agent in an “at-the-market offering” will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Distribution Agreement and the expenses of the distribution. The Agent will receive a cash fee equal to up to 3% of the gross proceeds from the sale of the Offered Shares in connection with the Offering. The Company estimates the total fees and expenses of this Offering, excluding the compensation paid to the Agent, will be approximately US$250,000. All fees and expenses related to the Offering will be paid out of the proceeds from the sale of the Offered Shares, unless otherwise stated in this Prospectus Supplement. The proceeds we receive from sales of the Offered Shares will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The Company and the Agent can discontinue the distribution of Offered Shares and terminate the Distribution Agreement at any time in accordance with the terms thereof. As a result, there is no guarantee that the maximum amount of Offered Shares described in this Prospectus Supplement will be sold. The Company intends to use the net proceeds from the Offering, together with existing cash, for general corporate purposes, including to fund ongoing operations, to fund growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

The Company will retain significant discretion over the use of the net proceeds from the sale of the Offered Shares and there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Company spends in connection with the intended uses of proceeds may vary significantly, and will depend on a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement and the Base Shelf Prospectus and the documents incorporated by reference herein and therein.

Until applied, the net proceeds will be held as cash balances in the Company’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by a government authority.

The Company had operating losses and negative operating cash flow for the fiscal year ended December 31, 2021 and for the nine months ended September 30, 2022. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. While the Company intends to utilize the net proceeds from Offering as set forth in this Prospectus Supplement, there may be circumstances where for sound business reasons a reallocation of funds may be necessary. Management will have significant discretion and flexibility in applying the net proceeds from the Offering. See “Risk Factors” in this Prospectus Supplement.

S-9

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agent under which the Company may issue and sell from time to time up to $15,000,000 of Offered Shares through the Agent. Sales of the Offered Shares, if any, will be made at market prices by any method that is deemed to be an “at-the-market distribution” under National Instrument 44-102– Shelf Distributions (“NI 44-102”) and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act, provided that the Agent shall not sell Offered Shares in Canada or over the facilities of the CSE or any other stock exchange in Canada.

Subject to the terms and conditions of the Distribution Agreement and upon delivery of a sales notice from the Company to a designated Agent, the Agent will solicit offers to purchase the Offered Shares directly on the Nasdaq or other existing trading markets in the United States. No Offered Shares will be sold on the CSE or on other trading markets in Canada. The sales notice will specify the number of Offered Shares to be issued, the time period during which sales are requested to be made, any limitation on the number of Offered Shares that may be sold in any one day and any minimum price below which sales may not be made. The Company or the Agent may suspend the offering of the Offered Shares upon notice and subject to other conditions.

Either the Company or the Agent may suspend any sale of the Offered Shares being made through the Agent under the Distribution Agreement upon notice to the other party. The Company has the right in its sole discretion to terminate the Distribution Agreement by giving five business days’ prior written notice. The Agent has the right in its sole discretion to terminate the Distribution Agreement by giving written notice at any time.

The Company will pay the Agent commissions, in cash, for their services in acting as agent in the sale of the Offered Shares. The Agent will be entitled to compensation at a fixed commission rate of up to 3.0% of the gross sales price per Offered Share sold. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, commissions and proceeds to the Company, if any, are not determinable at this time. The Company has also agreed to reimburse the Agent for all of the reasonable fees and expenses of the Agent’s counsel in an amount not to exceed $50,000 (excluding any periodic due diligence fees).

Settlement for sales of the Offered Shares will occur on the second trading day following the date on which any sales are made. Sales of the Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree upon.

S-10

In connection with the sales of the Offered Shares on our behalf, the Agent may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agent may be deemed to be underwriting commissions or discounts. We have agreed in the Distribution Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. Neither the Agent nor any other sales agent for the Offering that we may engage will engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of the Offered Shares pursuant to the Distribution Agreement. No Agent, and no person or company acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.

If either the Company or the Agent have reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Common Shares, it shall promptly notify the other party, and the Agent may, at its sole discretion, suspend sales of the Offered Shares under the Distribution Agreement.

Neither the Company nor Agent will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been prearranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the CSE or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada.

The Agent and its affiliates have in the past provided, or may in the future provide, various investment banking, commercial banking, financial advisory and other financial services to the Company and its affiliates, for which services the Agent have received, or may in the future receive, customary fees. In the course of its business, the Agent may actively trade the Company’s securities for its own account or for the accounts of customers, and, accordingly, the Agent may at any time hold long or short positions in such securities.

The Company has applied to the list the Offered Shares qualified for distribution by this Prospectus Supplement on the CSE and notification has been or will be provided Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of the CSE and Nasdaq.

S-11

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

Draganfly’s authorized share capital consists of an unlimited number of Common Shares and Preferred Shares issuable in series, all without par value. As of January 30, 2023, a total of 34,304,336 Common Shares and no Preferred Shares were issued and outstanding.

See “Description of Share Capital” in the Base Shelf Prospectus for a detailed description of the attributes of the Common Shares.

The Common Shares are listed on the CSE under the symbol “DPRO”, on the Nasdaq under the symbol “DPRO” and on the Frankfurt Stock Exchange under the trading Symbol “3U8A”. See “Recent Developments”.

See “Trading Price and Volume” in the Base Shelf Prospectus and in this Prospectus Supplement for detailed information on the price ranges and trading volume of the Common Shares on the CSE and the Nasdaq.

S-12

PRIOR SALES

Except as disclosed under this heading, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve-month period preceding the date of this Prospectus Supplement.

Common Shares

During the twelve-month period prior to the date of this Prospectus Supplement, the Company has issued:

Date of Grant	Number of Common Shares Issued	Issuance Price
October 25, 2021	115,000(1)	C$2.50
October 27, 2021	90,000(1)	C$2.50
October 29, 2021	14,000(1)	C$2.50
November 2, 2021	100,000(1)	C$2.50
November 4, 2021	344,437	US$3.48
November 12, 2021	2,517(1)	US$3.55
November 12, 2021	11,125(1)	US$3.55
November 25, 2021	51,998(3)	Note 4
November 25, 2021	65,201(3)	Average price of US$2.5946
November 30, 2021	37,200(3)	Note 5
December 3, 2021	12,464	C$5.44
December 3, 2021	144,262(3)	Note 6
January 4, 2022	941(1)	C$3.55
January 4, 2022	1,600(1)	C$3.55
January 4, 2022	13,997(1)	C$3.55
March 23, 2022	12,500(2)	C$2.15
May 2, 2022	11,666(3)	C$1.60
September 7, 2022	271,500(3)	Average price of C$1.3508
September 7, 2022	224,997(3)	C$1.25
September 9, 2022	8,608(3)	C$1.21
September 29, 2022	86,776(3)	US$0.66
October 13, 2022	240,044(3)	C$1.04
November 10, 2022	147,943(3)	US$0.5908
November 23, 2022	81,061(3)	C$0.8615
January 25, 2023	33,419(3)	US$1.4254
January 26, 2023	338(3)	US$1.4254
January 31, 2023	29,900(3)	US$1.4254

Notes:

(1)	Issued pursuant to the exercise of warrants of the Company.
(2)	Issued pursuant to the exercise of stock options of the Company.
(3)	Issued pursuant to the settlement of RSUs of the Company.
(4)	16,666 of these Common Shares were issued at US$3.66 per Common Share and 35,322 were issued at C$4.65 per Common Share.
(5)	20,200 of these Common Shares were issued at C$3.112 per Common Share and 17,000 were issued at US$2.509 per Common Share.
(6)	85,929 of these Common Shares were issued at C$4.65 per Common Share and 58,333 were issued at C$4.11 per Common Share.

S-13

Stock Options

During the twelve-month period preceding the date of this Prospectus Supplement, the Company granted stock options pursuant to its share compensation plan exercisable for an aggregate of 25,826 Common Shares. The particulars of such grants are set forth in the following table:

Date of Grant	Number of Stock Options Granted	Exercise Price
September 8, 2021	25,826	$4.84

Restricted Share Units

During the twelve-month period preceding the date of this Prospectus Supplement, the Company granted restricted share units (“RSUs”) pursuant to its share compensation plan exercisable for an aggregate of 1,007,654 Common Shares. The particulars of such grants are set forth in the following table:

Date of Grant	Number of RSUs Granted	Grant Date Fair Value
June 30, 2022	816,682	C$	1.26
July 26, 2022	190,972	C$	1.08

TRADING PRICE AND VOLUME

The Common Shares are listed on the CSE under the symbol “DPRO” and on the Nasdaq under the symbol “DPRO”.

The following table provides the price ranges and trading volume of the Common Shares on the CSE for the periods indicated below:

	Price Ranges
	High (C$)	Low (C$)	Total Volume
November 2021	4.85	2.94	777,859
December 2021	3.83	2.05	658,328
January 2022	2.22	1.34	556,191
February 2022	1.75	1.35	184,388
March 2022	4.80	1.50	2,242,098
April 2022	3.18	1.60	532,294
May 2022	1.80	1.10	545,077
June 2022	1.40	1.07	218,936
July 2022	1.28	1.05	202,991
August 2022	1.42	1.10	172,346
September 2022	1.50	0.90	455,428
October 2022	1.05	0.75	153,156
November 2022	1.61	0.65	1,541,206
December 2022	1.49	0.98	527,001
January 1 - 30, 2023	2.57	1.00	1,562,709

On January 30, 2023, the last trading day of the Common Shares on the CSE before the date of this Prospectus Supplement, the closing price of the Common Shares was C$2.23.

The following table provides the price ranges and trading volume of the Common Shares on Nasdaq for the periods indicated below:

	Price Ranges
	High (US$)	Low (US$)	Total Volume
November 2021	3.94	2.31	5,217,974
December 2021	3.00	1.61	7,809,626
January 2022	1.75	1.05	3,471,937
February 2022	1.37	1.03	2,241,423
March 2022	3.84	1.15	205,933,220
April 2022	2.53	1.22	7,473,351
May 2022	1.39	0.90	3,753,768
June 2022	1.13	0.81	3,794,745
July 2022	0.98	0.80	2,255,558
August 2022	1.10	0.83	2,922,827
September 2022	1.15	0.65	4,120,534
October 2022	0.76	0.59	1,916,755
November 2022	1.22	0.50	17,995,175
December 2022	1.10	0.72	3,747,548
January 1 - 30, 2023	1.92	0.73	10,029,605

On January 30, 2023, the last trading day of the Common Shares on Nasdaq before the date of this Prospectus Supplement, the closing price of the Common Shares was US$1.67.

S-14

RISK FACTORS

An investment in the Company’s securities involves risk. Before you invest in the Offered Shares, you should carefully consider the risks contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, including the risks described below and in the Form 20-F and Annual MD&A, which are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The discussion of risks related to the business of the Company contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus comprises material risks of which the Company is aware. If any of the events or developments described actually occurs, the business, financial condition or results of operations of the Company would likely be adversely affected.

Risks Relating to this Offering

No certainty regarding the net proceeds to the Company

There is no certainty that any Offered Shares will be sold under the Offering or that the full offering amount of US$15,000,000 will be raised under the Offering. The Agent has agreed to use commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Management will have broad discretion as to the use of the proceeds from the Offering and may not use the proceeds effectively.

Management of the Company will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the results of operations of the Company or enhance the value of the Common Shares. Failure to apply these funds effectively could have a material adverse effect on the business of the Company, delay the development of its product candidates, and cause the price of the Common Shares to decline.

The market price of the Common Shares has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value.

You should consider an investment in Offered Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The Company receives only limited attention by securities analysts and frequently experiences an imbalance between supply and demand for Common Shares. The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Company; the ability to raise additional capital; general market conditions; published reports by securities analysts; and shareholder interest in the Common Shares all contribute to the volatility of the market price of the Common Shares.

The Offered Shares offered hereby will be sold in “at-the-market offerings”, and investors who buy Offered Shares at different times will likely pay different prices.

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid.

Future sales of Common Shares by the Company or by its existing shareholders could cause the market price of the Common Shares to fall.

The issuance of Common Shares by the Company could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. Sales by existing shareholders of a large number of Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of the Common Shares to decline and have an undesirable impact on the Company’s ability to raise capital. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per Common Share.

S-15

Dilution of purchasers.

The Company may raise funds in the future through the sale of additional securities of the Company. Any such issuances may dilute the interests of holders of Common Shares and may have a negative impact on the market price of the Common Shares, including the Common Shares offered hereunder. Convertible securities have been issued and may be issued in the future by the Company at a lower price than the current market value of the Common Shares, consequently, purchasers who purchase Offered Shares may incur substantial dilution in the near future.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the CSE or Nasdaq, or achieve listing on any other public listing exchange.

No dividends have been paid on the Common Shares and the Company does not intend to pay dividends in the foreseeable future although it may ultimately do so in the appropriate circumstances.

The Company has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may preclude the Company from paying any dividends unless certain consents are obtained and certain conditions are met.

Failure to meet the continuing listing requirements of the Nasdaq could result in a de-listing of the Company’s securities.

If the Company fails to satisfy the continuing listing requirements of the Nasdaq, such as the corporate governance requirements, stockholders’ equity requirement or Minimum Bid Price Requirement, the Nasdaq may take steps to delist the Common Shares. Such a delisting would likely have a negative effect on the price of the Common Shares and would impair your ability to sell or purchase the Common Shares when you wish to do so. In the event of a delisting, the Company would likely take actions, if available, to restore its compliance with Nasdaq’s listing requirements, but the Company can provide no assurance that any such action taken by it would allow the Common Shares to become listed again, stabilize the market price or improve the liquidity of the Company’s securities, prevent its Common Shares from dropping below the Minimum Bid Price Requirement or prevent future non-compliance with Nasdaq’s listing requirements.

S-16

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Offering and hold such Common Shares as capital assets (generally, property held for investment). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.

Persons considering an investment in Common Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based on the composition of our income and the value of our assets, we believe that we were not a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021 and, based on estimates of our income and assets for 2022, we expect that we will not be a PFIC for the taxable year ended December 31, 2022. Nevertheless, because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income including our use of proceeds from the Offering pursuant to this Prospectus Supplement, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in the Offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

S-17

If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares or for the period immediately preceding our cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election or (ii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which the we are a PFIC. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”. Our Common Shares will be marketable stock as long as they remain listed on the Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

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A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.

A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which were are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. holders with information that such U.S. holders require to report under the QEF election rules, in the event that the Company is a PFIC and a U.S. holder wishes to make a QEF election.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Distributions on the Common Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

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A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq, as we intend the Common Shares to be. Therefore, subject to the discussion above under “ — Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR UNITED STATES RESIDENTS

The following is, at the date of this Prospectus Supplement, a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) (i) is not resident, or deemed to be resident, in Canada, (ii) deals at “arm’s length” with the Company and the Agents, and is not “affiliated” with either the Company or the Agents (each as defined in the Tax Act), (iii) acquires and holds Common Shares as capital property, (iv) does not use or hold Common Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not an insurer that carries on an insurance business in Canada and elsewhere  or an “authorized foreign bank” (as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (1980) (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a “permanent establishment” (as defined in the Tax Treaty) of any kind in Canada, and otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “United States Holders”, and this summary only addresses such United States Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), the current provisions of the Tax Treaty (each as in force as of the date of this Prospectus Supplement) and counsel’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof  (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using a rate of exchange that is acceptable to the CRA.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular United States Holder, and no representation with respect to the Canadian federal income tax consequences to any particular United States Holder or prospective United States Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including United States Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

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Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on Common Shares to a United States Holder will be subject to Canadian withholding tax. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend. Under the Tax Treaty, the rate of withholding on any such dividend beneficially owned by a United States Holder is generally reduced to 15% (or 5% if the United States Holder is a company entitled to full benefits under the Treaty that beneficially owns, directly or indirectly, at least 10% of the voting stock of the Company).

Disposition of Common Shares

A United States Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will a capital loss arising therefrom be recognized under the Tax Act, unless such Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the United States Holder at the time of disposition and the United States Holder is not entitled to relief under the Tax.

Provided the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the Nasdaq and CSE) and are so listed at the time of disposition, the Common Shares generally will not constitute “taxable Canadian property” of a United States Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of shares of the Company were owned by or belonged to one or any combination of (a) the United States Holder, (b) persons with whom the United States Holder did not deal at “arm’s length” (within the meaning of the Tax Act), and (c) partnerships in which the United States Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), or (d) options in respect of, interests in, or, for civil law purposes, a right in, the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may be deemed to be “taxable Canadian property” in certain other circumstances. United States Holders should consult their own tax advisors as to whether their Common Shares will constitute “taxable Canadian property”.

United States Holders who may hold Common Shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Tax Act, none of which are described in this summary.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE CANADIAN OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAXES.

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LEGAL MATTERS

Certain Canadian legal matters relating to the Offering will be passed upon on behalf of the Company by DLA Piper (Canada) LLP and on behalf of the Agent by Peterson McVicar LLP. As of the date hereof, the partners and associates of DLA Piper (Canada) LLP, as a group, and the partners and associates of Peterson McVicar LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

Certain legal matters relating to United States law will be passed upon on behalf of the Company by Troutman Pepper Hamilton Sanders LLP and on behalf of the Agent by Ellenoff Grossman & Schole LLP.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Our auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, located at 1500-1700, 1140 W Pender Street, Vancouver, BC V6E 4G1. Dale Matheson Carr-Hilton Labonte LLP is independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

Our transfer agent and registrar for our Common Shares in Canada and the United States is Endeavour Trust Corporation at its principal offices in Vancouver, British Columbia, and Albany, New York, respectively.

AGENT FOR SERVICE OF PROCESS

Andrew Hill Card Jr., John M. Mitnick and Julie Myers Wood members of the board of directors of the Company, all reside outside of Canada and have appointed DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, Canada V6C 2Z7, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

The following supersedes and replaces the statement of purchasers’ right included in the Base Shelf Prospectus.

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser . However, purchasers of Offered Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Offered Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser because the prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Offered Shares distributed under an at-the-market distribution by the Company may have against the Company or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights or consult with a legal advisor.

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ENFORCEABILITY OF CIVIL LIABILITIES

The Company is incorporated under, and governed by, the laws of British Columbia, Canada. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of Draganfly, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

Draganfly has filed with the SEC, concurrently with the filing of its U.S. Registration Statement on Form F-10 of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Draganfly appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Draganfly in a U.S. court arising out of or related to or concerning the Offering of Units under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

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This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of British Columbia, Ontario and Saskatchewan that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Draganfly Inc. at 2108 St. George Avenue, Saskatoon, Saskatchewan, S7M 0K7, telephone 1-800-979-9794, and are also available electronically at www.sedar.com.

New Issue	July 14, 2021

SHORT FORM BASE SHELF PROSPECTUS

DRAGANFLY INC.

$200,000,000

COMMON SHARES

PREFERRED SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by Draganfly Inc. (the “Company” or “Draganfly”) from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains valid, of up to $200,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares (“Common Shares”) in the capital of the Company; (ii) preferred shares of the Company of any series (“Preferred Shares”); (iii) warrants (“Warrants”) to purchase other Securities (as defined below); (iv) subscription receipts (“Subscription Receipts”) convertible into other Securities; and (v) units (“Units”) comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Warrants, Subscription Receipts and Units are collectively referred to herein as the “Securities”). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares offered; (ii) in the case of Preferred Shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Warrants, the number of Warrants being offered, the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, whether the Warrants are being offered for cash, and any other terms specific to the Warrants offered; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, whether the Subscription Receipts are being offered for cash, and any other terms specific to the Subscription Receipts offered; and (v) in the case of Units, the number of Units being offered, the offering price, the number and terms of the Securities comprising the Units, whether the Units are being offered for cash, and any other terms specific to the Units offered. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

Prospective investors should be aware that the purchase of any Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with their own tax advisers before purchasing any of the Securities.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will, or expects to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The issued and outstanding Common Shares are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “DFLY”, on the Frankfurt Stock Exchange (the “FSE”) under the trading Symbol “3UB” and on the OTCQB Venture Market of the OTC Markets (the “OTCQB”) under the symbol “DFLYF”.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

An investment in the Securities of the Company is highly speculative and involves a high degree of risk. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Forward-Looking Information” and “Risk Factors”.

The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.

Andrew Hill Card Jr., John M. Mitnick and John Bagocius, each a director or officer of the Company, reside outside of Canada and have appointed DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, V6C 2Z7, Canada for service of process in Canada. See “Agent for Service of Process”.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of Draganfly by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by Troutman Pepper Hamilton Sanders LLP as to matters relating to United States law.

The Company’s head office is located at 2108 St. George Avenue, Saskatoon, Saskatchewan, S7M 0K7, and the registered office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of our Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus and any applicable Prospectus Supplement, and the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

The Company prepares and reports its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). However, this Prospectus and the documents incorporated by reference herein may make reference to certain non-IFRS measures including key performance indicators used by management. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including “gross margins” and “working capital” which may be calculated differently by other companies. These non-IFRS measures and metrics are used to provide investors with supplemental measures of the Company’s operating performance and liquidity and thus highlight trends in the Company’s business that may not otherwise be apparent when relying solely on IFRS measures. For definitions and reconciliations of these non-IFRS measures to the relevant reported measures, please see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s latest management’s discussion and analysis incorporated by reference herein.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to ”we”, “us”, ”our” or similar terms, as well as references to the “Company” or “Draganfly”, refer to Draganfly Inc. together, where context requires, with our subsidiaries.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States. On July 13, 2021, the Bank of Canada daily average rate of exchange was US$1.00 = C$0.7991 or C$1.00 = US$1.2514.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” ”envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” ”could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. Forward-looking statements in this Prospectus, any Prospectus Supplement or the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

●	the intentions, plans and future actions of the Company;
●	statements relating to the business and future activities of the Company;
●	anticipated developments in operations of the Company;
●	market position, ability to compete and future financial or operating performance of the Company;

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●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labour;
●	requirements for additional capital;
●	goals, strategies and future growth;
●	the adequacy of financial resources;
●	expectations regarding revenues, expenses and anticipated cash needs; and
●	the impact of the COVID-19 pandemic on the business and operations of the Company.

Although we base the forward-looking statements contained in this Prospectus on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus. In addition, even if results and developments are consistent with the forward-looking statements contained in this Prospectus, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this Prospectus include:

●	the Company’s ability to implement its growth strategies;
●	the Company’s competitive advantages;
●	the development of new products and services;
●	the Company’s ability to obtain and maintain financing on acceptable terms;
●	the impact of competition;
●	changes in laws, rules and regulations;
●	the Company’s ability to maintain and renew required licences;
●	the Company’s ability to maintain good business relationships with its customers, distributors, suppliers and other strategic partners;
●	the Company’s ability to protect intellectual property;
●	the Company’s ability to manage and integrate acquisitions;
●	the Company’s ability to retain key personnel; and
●	the absence of material adverse changes in the industry or Canadian or global economy, including as a result of the COVID-19 pandemic.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described or referenced in the “Risk Factors” section and elsewhere in this Prospectus and the documents incorporated by reference herein. These factors should not be construed as exhaustive and should be read with the other cautionary statements in this Prospectus. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus. If any of the these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus.

Given these risks and uncertainties, you are cautioned not to place substantial weight or undue reliance on these forward-looking statements when making an investment decision. Any forward-looking statement that we make in this Prospectus speaks only as of the date of this Prospectus, and, except as required by law, we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company, at 2108 St. George Avenue, Saskatoon, Saskatchewan S7M 0K7, telephone (Telephone 1-800-979-9794) or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

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The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:

●	the annual information form (the “AIF”) of the Company for the financial year ended December 31, 2020, dated June 28, 2021;

●	the audited consolidated financial statements of the Company for the years ended December 31, 2020 and December 31, 2019, together with the notes thereto and the auditor’s report thereon;

●	management’s discussion and analysis of the financial condition and results of operations of the Company for the financial year ended December 31, 2020;

●	the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2021;

●	management’s discussion and analysis of the financial condition and results of operations of the Company for the three months ended March 31, 2021; and

●	the management information circular of the Company dated May 10, 2021 with respect to the annual general meeting of shareholders held on June 23, 2021.

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this Prospectus and prior to the expiry of this Prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this Prospectus.

A Prospectus Supplement containing the specific terms of any offering of our Securities will be delivered to purchasers of our Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our Securities to which that Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 44-101 - Short Form Prospectus Distributions) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of our securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities under this Prospectus.

References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.

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THE COMPANY

The Company is a manufacturer, contract engineering, and product development company within the unmanned aerial vehicles space, serving the public safety, agriculture, industrial inspections, and mapping and surveying markets. The Company is driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.  Further information regarding the business of the Company or its operations can be found in the AIF and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

USE OF PROCEEDS

Unless we otherwise indicate in a Prospectus Supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of any Securities pursuant to this Prospectus for general corporate and working capital requirements, including to fund ongoing operations, growth initiatives and/or working capital requirements, to repay indebtedness outstanding from time to time (if any), to complete one or more future acquisitions of companies, businesses, technologies, intellectual property and/or other assets or for other corporate purposes, all as set forth in the Prospectus Supplement relating to the offering of the Securities.

More detailed information regarding the use of proceeds from the sale of Securities, including any determinable milestones at the applicable time, will be described in a Prospectus Supplement. Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities by the Company under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement, provided that certain expenses in any secondary offering may be paid by the Company. See “Risk Factors - Discretion in the Use of Proceeds”.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

CONSOLIDATED CAPITALIZATION

Since March 31, 2021, the date of the Company’s most recently filed financial statements, and other than as disclosed in the AIF, there have been no material changes to the Company’s share and loan capitalization on a consolidated basis. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the CSE under the symbol “DFLY”, on the FSE under the symbol “3UB” and on the OTCQB under the symbol “DFLYF”. Draganfly has applied to list the Common Shares on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO”. Listing will be subject to Draganfly fulfilling all the listing requirements of the Nasdaq, and there can be no assurance that the Common Shares will be accepted for listing on the Nasdaq.

Trading price and volume information for the Company’s securities will be provided as required for all of our Common Shares, as applicable, in each Prospectus Supplement to this Prospectus.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY

The following describes the material terms of the Company’s share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our notice of articles and articles, as amended.

Our authorized share capital consists of an unlimited number of Common Shares of which 135,229,434 were issued and outstanding as of July 13, 2021 and an unlimited number of Preferred Shares, issuable in series, none of which were issued and outstanding as of July 13, 2021.

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Common Shares

Each Common Share entitles the holder to receive notice of and attend all meetings of the shareholders. Each Common Share carries the right to one vote. The holders of Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares at such time and in such amount as may be determined by the Board, in its discretion. In the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Common Shares are also entitled to participate, rateably, in the distribution of the assets of the Company, subject to the rights of the holders of any other class of shares ranking in priority to the Common Shares.

Dividend Policy

We have not paid any dividends to date on the Common Shares. While the Company is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the Business Corporations Act (British Columbia), we intend to retain our earnings, if any, to finance the growth and development of our business. Accordingly, we do not currently expect to pay any dividends on our Common Shares in the near future.

Preferred Shares

The Preferred Shares may be issuable in series and the directors may, from time to time before the issue of any Preferred Shares of any particular series, define and attach special rights, privileges, restrictions, and conditions to the Preferred Shares of any series, including voting rights, entitlement to dividends, and redemption, conversion, and exchange rights. In the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Preferred Shares will rank on a parity with holders of the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares.

DESCRIPTION OF WARRANTS

The Company may issue additional Warrants, separately or together, with Common Shares, Preferred Shares, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Warrants offered;
●	the price or prices, if any, at which the Warrants will be issued;
●	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;
●	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;
●	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;
●	if applicable, the identity of the Warrant agent;
●	whether the Warrants will be listed on any securities exchange;
●	certain material United States and Canadian federal income tax consequences of owning the Warrants;
●	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;
●	any minimum or maximum subscription amount;
●	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
●	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;
●	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and
●	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

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Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

As of the date of this Prospectus, the Company has no Subscription Receipts outstanding. The Company may issue Subscription Receipts, separately or together, with Common Shares, Preferred Shares, Warrants or Units or any combination thereof, as the case may be. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.

The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of the subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Subscription Receipts offered;
●	the price or prices, if any, at which the Subscription Receipts will be issued;
●	the manner of determining the offering price(s);
●	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;
●	the Securities into which the Subscription Receipts may be exchanged;
●	conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;
●	the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount and the events or conditions under which the amount of Securities may be subject to adjustment;
●	the dates or periods during which the Subscription Receipts may be exchanged;
●	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;
●	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;
●	if applicable, the identity of the Subscription Receipt agent;
●	whether the Subscription Receipts will be listed on any securities exchange;
●	certain material United States and Canadian federal income tax consequences of owning the Subscription Receipts;
●	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;
●	any minimum or maximum subscription amount;
●	whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, noncertificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
●	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;
●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and
●	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

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DESCRIPTION OF UNITS

As of the date of this Prospectus, the Company has no Units outstanding. The Company may issue Units, separately or together, with Common Shares, Preferred Shares, Warrants or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Units offered;
●	the price or prices, if any, at which the Units will be issued;
●	the manner of determining the offering price(s);
●	the currency at which the Units will be offered;
●	the Securities comprising the Units;
●	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;
●	any minimum or maximum subscription amount;
●	whether the Units and the Securities comprising the Units are to be issued in registered form, ”book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
●	any material risk factors relating to such Units or the Securities comprising the Units;
●	certain material United States and Canadian federal income tax consequences of owning the Units;
●	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and
●	any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of $200,000,000 in Securities hereunder.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions of the Canadian Securities Administrators, including sales made directly on the CSE or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

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In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation and the United States Securities Act of 1933, as amended, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an initial investor who is a resident of Canada or a non-resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. Person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is highly speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Company.

The Company has a history of losses.

The Company’s business has incurred losses since its inception. Although the Company expects to become profitable, there is no guarantee that will happen, and the Company may never become profitable. The Company currently has a negative operating cash flow and may continue to have a negative operating cash flow for the foreseeable future. To date, the Company has not generated any revenues and a large portion of the Company’s expenses are fixed, including expenses related to facilities, equipment, contractual commitments and personnel. As a result, the Company expects for its net losses from operations to improve. The Company’s ability to generate additional revenues and potential to become profitable will depend largely on its ability to manufacture and market its products and services. There can be no assurance that any such events will occur or that the Company will ever become profitable. Even if the Company does achieve profitability, the Company cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, the Company may be unable to continue its business.

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Subsequent offerings will result in dilution to our shareholders.

The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent that holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

An investment in the Securities is not guaranteed and may result in the loss of an investor’s entire investment.

There is no guarantee that any investment in the Securities will earn any positive return in the short term or long term. Any investment in the Securities is highly speculative and involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

We will have broad discretion in the use of the net proceeds from the sale of Securities and may not use them to effectively manage our business.

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the issued and outstanding securities of the Company to decline.

The market price of our Common Shares may be volatile, and you could lose all or part of your investment.

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

There is no guarantee that an active trading market for our Common Shares will be maintained on the CSE, OTCQB and/or the NASDAQ. Investors may not be able to sell their Common Shares quickly or at the latest market price if the trading in our Common Shares is not active.

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will ever develop or, if developed, that any such market, including for the Common Shares, will be sustained.

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The Common Shares are currently listed in Canada on the CSE, but are not currently listed on any United States securities exchange other than the OTCQB, so there has been a limited public market in the United States for the Common Shares. While Draganfly has applied to list the Common Shares on the Nasdaq, listing will be subject to Draganfly fulfilling all the listing requirements of the Nasdaq. Moreover, as liquidity and trading patterns of securities listed on the CSE may be substantially different from those of securities listed on a securities exchange in the United States, historical trading prices may not be indicative of the prices at which the Common Shares may trade in the future if and when they are listed on the Nasdaq. There is no assurance that the Common Shares will be listed on the Nasdaq or, if such a listing is obtained, that an active trading market for the Common Shares will develop or be sustained in the United States following the listing. If an active market for the Common Shares does not develop, it may be difficult for United States shareholders to sell their Common Shares without depressing the market price for such shares, or at all.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, or that the Company will continue to meet the listing requirements of the CSE or achieve or maintain listing on the Nasdaq or any other public listing exchange.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The Company is incorporated under the laws of British Columbia, Canada, and its principal executive offices are located in Canada. Most of the Company’s directors and officers and most of the experts named in this prospectus reside outside of the United States and all or a substantial portion of the Company’s assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on the Company or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or the Company. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against the Company, certain of the Company’s directors and officers or the experts named in this prospectus.

The Company may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Company’s Common Shares to potentially significant adverse U.S. federal income tax consequences.

If the Company is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Company’s Common Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Company continued to be a PFIC), to certain adverse US federal income tax consequences. The Company will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of  “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). Based upon the current and expected composition of the Company’s income and assets, the Company believes that it was not a PFIC for the taxable year ended December 31, 2020 and expects that it will not be a PFIC for the current taxable year. Nevertheless, because the Company’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Company’s assets and income, including the Company’s use of proceeds from offerings pursuant to this Prospectus, and the value of the Company’s assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, the Company may be a PFIC in any taxable year. The determination of whether the Company will be or become a PFIC may also depend, in part, on how, and how quickly, the Company uses its liquid assets and the cash raised in an offering. If the Company determines not to deploy significant amounts of cash for active purposes, the Company’s risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Company will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Company’s classification of certain income and assets as non-passive, which may result in the Company being or becoming a PFIC in the current or subsequent years.

If the Company is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

Dale Matheson Carr-Hilton Labonte LLP is the auditor of the Company and has confirmed that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of Draganfly by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by Troutman Pepper Hamilton Sanders LLP as to matters relating to United States law. As at the date hereof, the partners and associates of DLA Piper (Canada) LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Our auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, located at 1500-1700, 1140 W Pender Street, Vancouver, BC V6E 4G1. Dale Matheson Carr-Hilton Labonte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants.

The transfer agent and registrar for our Common Shares is Endeavour Trust Corporation at its principal office in Vancouver, British Columbia.

AGENT FOR SERVICE OF PROCESS

Certain directors and officers of the Company reside outside of Canada. As a result of the persons named below residing outside of Canada, each of them has appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Andrew Hill Card Jr., John M. Mitnick and John Bagocius	DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, Canada V6C 2Z7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

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STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces, the securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. A purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In addition, original purchasers of convertible, exchangeable or exercisable Securities (unless the Securities are reasonably regarded by the Company as incidental to the applicable offering as a whole) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying Securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus.

In an offering of convertible, exchangeable or exercisable Preferred Shares, Subscription Receipts or Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial securities legislation, to the price at which convertible, exchangeable or exercisable Preferred Shares, Subscription Receipts or Warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.

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